BY-LAWS OF

MYTABLE HOLDINGS CORP.

(Effective as of April 16, 2020)

(a Delaware corporation)

ARTICLE I.
OFFICES

1.1. <u>Registered Office.</u>

The registered office of MyTable Holdings Corp. (the "<u>Corporation</u>") in the State of Delaware shall be at 874 Walker Road, Suite C, in the City of Dover, County of Kent, State of Delaware 19904. The name of its registered agent at such address is United Corporate Services, Inc. The Corporation may change its registered office and/or registered agent at any time.

1.2. <u>Other Offices.</u>

The Corporation may also have an office or offices at any other place or places within or outside the State of Delaware.

ARTICLE II.
MEETING OF STOCKHOLDERS; STOCKHOLDERS'
CONSENT IN LIEU OF MEETING

2.1. <u>Annual Meetings.</u>

The annual meeting of the stockholders for the election of directors, and for the transaction of such other business as may properly come before the meeting, shall be held by means of remote communication, if any, at such place, if any, and at such date and hour as shall be fixed by the Board of Directors (the "<u>Board</u>") and designated in the notice or waiver of notice thereof, except that no annual meeting need be held if all actions, including the election of directors, required by the General Corporation Law of the State of Delaware (the "<u>Delaware Statute</u>") to be taken at a stockholders' annual meeting are taken by written consent in lieu of meeting pursuant to <u>Section 2.11</u> of this <u>Article II</u>.

2.2. <u>Special Meetings.</u>

A special meeting of the stockholders for any purpose or purposes may be called by the Board, the Chairman or the record holders of at least a majority of the issued and outstanding shares of voting stock of the Corporation, to be held by means of remote communication, if any, at such place, if any, and at such date and hour as shall be designated in the notice or waiver of notice thereof.

2.3. <u>Notice of Meetings.</u>

(a) Except as otherwise required by statute, the Certificate of Incorporation of the Corporation (as amended, modified or supplemented from time to time, the "<u>Certificate</u>") or these By-Laws, notice of each annual or special meeting of the stockholders shall be given to each stockholder of record entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the day on which the meeting is to be held, by delivering written notice thereof to such stockholders personally, by mail, or by means of electronic transmission given in a form consented to in writing by the stockholder to whom notice is given. If such notice is mailed, it shall be deemed delivered three days after it is deposited in the official government mail or the day after delivered to a nationally recognized, receipted delivery service, all properly addressed to the stockholder at the address of that stockholder as it appears in the records of the Corporation with postage prepaid. If the notice is sent by facsimile telecommunication, notice is given when directed to a number at which the stockholder has consented to receive notice. If the notice is sent by electronic mail, notice is given when directed to an electronic mail address at which the stockholder has consented to receive notice. If notice is given by a posting on an electronic network together with separate notice to the stockholder of the specific posting, notice is given upon the later of (i) such posting and (ii) the giving of such separate notice. If notice is given by any other form of electronic communication, notice is given when directed to the stockholder, the stockholder acknowledges receipt. Every such notice shall state the place, if any, the date and hour of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in case of a special meeting, the purpose or purposes for which the meeting is called. Notice of any meeting of stockholders shall not be required to be given to any stockholder who shall attend such meeting in person or by proxy (expressly provided that a stockholder may attend a meeting for the purpose of contesting the form of content of the notice, without waiving that stockholder's right to notice hereunder), or who shall, in person or by attorney thereunto authorized, waive such notice in writing or by electronic transmission, either before or after such meeting. Except as otherwise provided in these By-Laws, neither the business to be transacted at, nor the purpose of, any meeting of the stockholders need be specified in any such notice or waiver of notice. Notice of any adjourned meeting of stockholders shall not be required to be given, except when expressly required by law.

(b) For purposes of these By-laws, "<u>electronic transmission</u>" means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved, and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

2.4. <u>Remote Communication.</u>

For the purposes of these By-laws, if authorized by the Board of Directors in its sole discretion, and subject to such guidelines and procedures as the Board of Directors may adopt, stockholders and proxyholders may, by means of remote communication:

(a) participate in a meeting of stockholders; and

(b)   be deemed present in person and vote at a meeting of stockholders whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (i) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder, (ii) the Corporation shall implement reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (iii) if any stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the Corporation.

2.5. Quorum.

At each meeting of the stockholders, except where otherwise provided by the Certificate or these By-Laws, the holders of not less than 67% [1] of the issued and outstanding shares of Common Stock of the Corporation entitled to vote at such meeting, present in person or represented by proxy, shall constitute a quorum for the transaction of business. In the absence of a quorum, a majority in interest of the stockholders present in person or represented by proxy and entitled to vote, or, in the absence of all the stockholders entitled to vote, any officer entitled to preside at, or act as secretary of, such meeting, shall have the power to adjourn the meeting from time to time, until stockholders holding the requisite amount of stock to constitute a quorum shall be present or represented. At any such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting as originally called. Notwithstanding anything contained in the foregoing to the contrary, a quorum requires the presence of HACSP Capital Ltd. for so long as that entity, or an affiliate or permitted transferee, is a stockholder of the Corporation.

2.6. Organization.

(a)   Unless otherwise determined by the Board, at each meeting of the stockholders, one of the following shall act as chairman of the meeting and preside thereat, in the following order of precedence:

(i)   the Chairman (if any);

(ii)   any director, officer or stockholder of the Corporation designated by the Board to act as chairman of such meeting and to preside thereat if the Chairman shall be absent from such meeting; or

(iii)   a stockholder of record who shall be chosen chairman of such meeting by a majority in voting interest of the stockholders present in person or by proxy and entitled to vote thereat.

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[1]   **This number is specific to the concerns of the parties. Typical choices are a majority, 2/3rds or a % designed to represent the right leverage and understanding of the parties. I used 67% as a stakeholder so that Matt does not constitute a quorum on his own which would be an unusual situation unless he also controlled the funding.**

(b)   The Secretary or, if he shall be presiding over such meeting in accordance with the provisions of this Section 2.6 or if he shall be absent from such meeting, the person (who shall be an Assistant Secretary, if an Assistant Secretary has been appointed and is present) whom the chairman of such meeting shall appoint, shall act as secretary of such meeting and keep the minutes thereof.

2.7.Order of Business.

The order of business at each meeting of the stockholders shall be determined by the chairman of such meeting, but such order of business may be changed by a majority in voting interest of those present in person or by proxy at such meeting and entitled to vote thereat.

2.8. Voting. [2]

Except as otherwise provided by law, the Certificate or these By-Laws, at each meeting of the stockholders, every stockholder of the Corporation shall be entitled to one vote in person or by proxy for each share of voting capital stock of the Corporation held by him and registered in his name on the books of the Corporation on the date fixed pursuant to Section 6.7 of Article VI as the record date for the determination of stockholders entitled to vote at such meeting. Persons holding stock in a fiduciary capacity shall be entitled to vote the shares so held. A person whose stock is pledged shall be entitled to vote, unless, in the transfer by the pledgor on the books of the Corporation, that stockholder has expressly empowered the pledgee to vote thereon, in which case only the pledgee or his proxy may represent such stock and vote thereon. If shares or other securities having voting power stand in the record of two or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety or otherwise, or if two or more persons have the same fiduciary relationship respecting the same shares, unless the Secretary shall be given written notice to the contrary and furnished with a copy of the instrument or order appointing them or creating the relationship wherein it is so provided, their acts with respect to voting shall have the following effect:

(a)   if only one votes, his act binds all;

(b)   if more than one votes, the act of the majority so voting binds all; and

(c)   if more than one votes, but the vote is evenly split on any particular matter, such shares shall be voted in the manner provided by law.

If the instrument so filed shows that any such tenancy is held in unequal interests, a majority or even-split for the purposes of this Section 2.8 shall be a majority or even-split in interest. The Corporation shall not vote directly or indirectly any share of its own capital stock. Any vote of stock may be given by the stockholder entitled thereto in person or by his proxy appointed by an instrument in writing or by electronic transmission, subscribed by such stockholder or by his attorney thereunto authorized, delivered to the secretary of the meeting; provided, however, that no proxy shall be voted after three (3) years from its date, unless said proxy provides for a longer

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[2] **The provisions for Stockholder and Director voting are drafted independently of the impact of a Voting Agreement which is where the particular voting agreements are set forth. The reference to a Voting Agreement and its pre-eminence in construction is set forth in Article X.**

period. At all meetings of the stockholders, all matters (except where other provision is made by law, the Certificate or these By-Laws) shall be decided by the vote of a majority in interest of the stockholders present in person or by proxy at such meeting and entitled to vote thereon, a quorum being present. Unless demanded by a stockholder present in person or by proxy at any meeting and entitled to vote thereon, the vote on any question need not be by ballot. Upon a demand by any such stockholder for a vote by ballot upon any question, such vote by ballot shall be taken. On a vote by ballot, each ballot shall state the number of shares voted and shall be (i) signed by the stockholder voting, or by his proxy, if there be such proxy, or (ii) submitted by electronic transmission, provided that any such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the stockholder or proxyholder.

2.9. Inspection.

The chairman of the meeting may at any time appoint one or more inspectors to serve at any meeting of the stockholders. Any inspector may be removed, and a new inspector or inspectors appointed, by the Board at any time. Such inspectors shall decide upon the qualifications of voters, accept and count votes, declare the results of such vote, and subscribe and deliver to the secretary of the meeting a certificate stating the number of shares of stock issued and outstanding and entitled to vote thereon and the number of shares voted for and against the question, respectively. The inspectors need not be stockholders of the Corporation, and any director or officer of the Corporation may be an inspector on any question other than a vote for or against his election to any position with the Corporation or on any other matter in which he may be directly interested. Before acting as herein provided, each inspector shall subscribe an oath faithfully to execute the duties of an inspector with strict impartiality and according to the best of his ability.

2.10. List of Stockholders.

It shall be the duty of the Secretary or other officer of the Corporation who shall have charge of its stock ledger to prepare and make, at least ten (10) days before every meeting of the stockholders, a complete list of the stockholders entitled to vote thereat, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to any such meeting for a period of at least ten (10) days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours at the principal place of business of the Corporation. If the meeting is held at a place other than the principal place of business, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to gain access to such list shall be provided with the notice of the meeting.

2.11. Stockholders' Consent in Lieu of Meeting.

(a)   Any action required by the Delaware Statute to be taken at any annual or special meeting of the stockholders of the Corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, by a consent in writing or by electronic transmission, as permitted by the Delaware Statute.

(b)   An electronic transmission consenting to an action to be taken and transmitted by a stockholder shall be deemed to be written, signed and dated for the purposes of this Section 2.11, provided that any such telegram, cablegram or other electronic transmission sets forth or is delivered with information from which the Corporation can determine (i) that the electronic transmission was transmitted by the stockholder and (ii) the date on which such stockholder transmitted such electronic transmission. The date on which such electronic transmission is transmitted shall be deemed to be the date on which such consent was signed.

ARTICLE III.
BOARD OF DIRECTORS

3.1. General Powers.

The business, property and affairs of the Corporation shall be managed by or under the direction of the Board, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by law or by the Certificate directed or required to be exercised or done by the stockholders.

3.2. Number and Term of Office.

The number of directors shall be as determined from time to time by the Board and initially shall be set at three (3). Each director shall be elected to serve until his successor shall be elected and shall qualify, unless such director resigns or is removed prior thereto.

3.3. Election of Directors.

At each meeting of the stockholders for the election of directors at which a quorum is present, the persons receiving the greatest number of votes, up to the number of directors to be elected, of the stockholders present in person or by proxy and entitled to vote thereon shall be the directors; provided, however, that for purposes of such vote no stockholder shall be allowed to cumulate his votes. Unless an election by ballot shall be demanded as provided in Section 2.8 of Article II, election of directors may be conducted in any manner approved at such meeting.

3.4. Resignation, Removal and Vacancies.

(a)   Any director may resign at any time by delivering notice in writing or by electronic transmission to the Board, the Chairman, the President or the Secretary. Such resignation shall take effect at the time specified therein or, if the time be not specified, upon receipt thereof; unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

(b)   Any director or the entire Board may be removed, with or without cause, at any time by vote of the holders of a majority of the shares then entitled to vote at an election of directors or by written consent of the stockholders pursuant to Section 2.11 of Article II.

(c)   Vacancies occurring on the Board for any reason may be filled by vote of the stockholders or by the stockholders' written consent pursuant to Section 2.11 of Article II, or by vote of the Board or by the directors' written consent pursuant to Section 3.6 of this Article III. If the number of directors then in office is less than a quorum, such vacancies may be filled by a vote of a majority in voting power of the directors then in office.

3.5. Meetings.

(a)   Annual Meetings. As soon as practicable after each annual election of directors, the Board shall meet for the purpose of organization and the transaction of other business, unless it shall have transacted all such business by written consent pursuant to Section 3.6 of this Article III.

(b)   Other Meetings. Other meetings of the Board shall be held at such times and places as the Board, the Chairman, the President or any director shall from time to time determine.

(c)   Notice of Meetings. Notice shall be given to each director of each meeting, including the time, place and purpose of such meeting. Notice of each such meeting shall be given to each director by mail, addressed to him at his residence or usual place of business, and sent at least two (2) days before the date on which such meeting is to be held, by facsimile telecommunications or other electronic transmission, by personal delivery, or by telephone not later than the day before the day on which such meeting is to be held, but notice need not be given to any director who shall attend such meeting. A waiver of notice in writing or by electronic transmission, signed by the person entitled thereto, whether before or after the time of the meeting stated therein, shall be deemed equivalent to notice.

(d)   Place of Meetings. The Board may hold its meetings at such place or places within or outside the State of Delaware as the Board may from time to time determine, or as shall be designated in the respective notices or waivers of notice thereof.

(e)   Quorum and Manner of Acting. Those directors having a majority in voting power shall be present in person at any meeting of the Board in order to constitute a quorum for the transaction of business at such meeting, and the vote of a majority in voting power of those directors present at any such meeting at which a quorum is present shall be necessary for the passage of any resolution or act of the Board, except as otherwise expressly required by law or these By-Laws. In the absence of a quorum for any such meeting, a majority of the directors present thereat may adjourn such meeting from time to time until a quorum shall be present. Notwithstanding anything contained in the foregoing to the contrary, a quorum requires the presence of Matthew P. Kelly for so long as he, or an affiliate or permitted transferee, is a stockholder of the Corporation. [3]

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[3] **To ensure that Board action cannot be taken without Matt's knowledge.**

(f) <u>Organization</u>. At each meeting of the Board, one of the following shall act as chairman of the meeting and preside thereat, in the following order of precedence:

(i) the Chairman (if any);

(ii) the President (if a director); or

(iii) any director designated by a majority of the directors present.

The Secretary or, in the case of his absence, an Assistant Secretary, if an Assistant Secretary has been appointed and is present, or any person whom the chairman of the meeting shall appoint shall act as secretary of such meeting and keep the minutes thereof.

3.6. <u>Directors' Consent in Lieu of Meeting.</u>

Any action required or permitted to be taken at any meeting of the Board may be taken without a meeting, without prior notice and without a vote, if each of the directors consents thereto in writing or by electronic transmission. An electronic transmission consenting to an action to be taken and transmitted by a director shall be deemed to be written, signed and dated for the purposes of this <u>Section 3.6</u>. Any such consent in writing shall be inserted in the minutes of the proceedings of the Board of Directors. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

3.7. <u>Action by Means of Conference Telephone or Similar Communications Equipment.</u>

Any one or more members of the Board may participate in a meeting of the Board by means of conference telephone or other communications equipment by which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

3.8. <u>Committees.</u>

The Board may, by resolution or resolutions passed by a majority in voting power of the fully constituted Board, designate one or more committees, each such committee to consist of one or more directors of the Corporation, which to the extent provided in said resolution or resolutions shall have and may exercise the powers of the Board in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers which may require it, such committee or committees to have such name or names as may be determined from time to time by resolution adopted by the Board. The members of any such committee having a majority in voting power may determine the committee's action and fix the time and place of the committee's meetings, unless the Board shall otherwise provide. The Board shall have power to change the members of any such committee at any time, to fill vacancies and to discharge any such committee, either with or without cause, at any time.

ARTICLE IV.
OFFICERS

4.1. <u>Executive Officers.</u>

The principal officers of the Corporation shall be a Chairman, if one is appointed (and any references to the Chairman shall not apply if a Chairman has not been appointed), a President, a Secretary, and a Treasurer or Chief Financial Officer, and may include such other officers as the Board may appoint pursuant to <u>Section 3</u> of this <u>Article IV</u>. Any two or more offices may be held by the same person.

4.2. <u>Authority and Duties.</u>

All officers, as between themselves and the Corporation, shall have such authority and perform such duties in the management of the Corporation as may be provided in these By-Laws or, to the extent so provided, by the Board.

4.3. <u>Other Officers.</u>

The Corporation may have such other officers, agents and employees as the Board may deem necessary, including a Chief Operating Officer, Chief Administrative Officer, one or more Assistant Secretaries, one or more Assistant Treasurers and one or more Vice Presidents, each of whom shall hold office for such period, have such authority, and perform such duties as the Board, the Chairman, or the President may from time to time determine. The Board may delegate to any principal officer the power to appoint and define the authority and duties of, or remove, any such officers, agents, or employees.

4.4. <u>Term of Office, Resignation and Removal.</u>

(a)   All officers shall be elected or appointed by the Board and shall hold office for such term as may be prescribed by the Board. Each officer shall hold office until his successor has been elected or appointed and qualified or until his earlier death or resignation or removal in the manner hereinafter provided.

(b)   Any officer may resign at any time by giving written notice to the Board, the Chairman, the President or the Secretary. Such resignation shall take effect at the time specified therein or, if the time be not specified, at the time it is accepted by action of the Board. Except as aforesaid, the acceptance of such resignation shall not be necessary to make it effective.

(c)   All officers and agents elected or appointed by the Board shall be subject to removal at any time by the Board with or without cause.

4.5. <u>Vacancies.</u>

If the office of Chairman, President, Secretary or Treasurer becomes vacant for any reason, the Board shall fill such vacancy, and if any other office becomes vacant, the Board may fill such vacancy. Any officer so appointed or elected by the Board shall serve only until such time as the unexpired term of his predecessor shall have expired, unless reelected or reappointed by the Board.

4.6. The Chairman.

The Chairman shall give counsel and advice to the Board and the officers of the Corporation on all subjects concerning the welfare of the Corporation and the conduct of its business and shall perform such other duties as the Board may from time to time determine. Unless otherwise determined by the Board, he shall preside at meetings of the Board and of the Stockholders at which he is present. If, due to the Board containing an even number of members, any vote of the Board results in a tie (i.e., there is no majority in voting power), then the Chairman's vote shall count twice (but only for purposes of such vote) so that the tie may be broken.

4.7. The President.

The President shall be the chief executive officer of the Corporation. The President shall have general and active management and control of the business and affairs of the Corporation subject to the control of the Board and shall see that all orders and resolutions of the Board are carried into effect. The President shall from time to time make such reports of the affairs of the Corporation as the Board of Directors may require and shall perform such other duties as the Board may from time to time determine.

4.8. The Secretary.

The Secretary shall, to the extent practicable, attend all meetings of the Board and all meetings of the stockholders and shall record all votes and the minutes of all proceedings in a book to be kept for that purpose. He may give, or cause to be given, notice of all meetings of the stockholders and of the Board, and shall perform such other duties as may be prescribed by the Board, the Chairman or the President, under whose supervision he shall act. He shall keep in safe custody the seal of the Corporation and affix the same to any duly authorized instrument requiring it and, when so affixed, it shall be attested by his signature or by the signature of the Treasurer or, if appointed, an Assistant Secretary or an Assistant Treasurer. He shall keep in safe custody the certificate books and stockholder records and such other books and records as the Board may direct, and shall perform all other duties incident to the office of Secretary and such other duties as from time to time may be assigned to him by the Board, the Chairman or the President.

4.9. The Treasurer or Chief Financial Officer.

The Treasurer or Chief Financial Officer shall have the care and custody of the corporate funds and other valuable effects, including securities, shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board. The Treasurer or Chief Financial Officer shall disburse the funds of the Corporation as may be ordered by the Board, taking proper vouchers for such disbursements, shall render to the Chairman, President and directors, at the regular meetings of the Board, or whenever they may require it, an account of all his transactions as Treasurer or

Chief Financial Officer and of the financial condition of the Corporation and shall perform all other duties incident to the office of Treasurer or Chief Financial Officer and such other duties as from time to time may be assigned to him by the Board, the Chairman or the President.

ARTICLE V.
CHECKS, DRAFTS, BANK ACCOUNTS, ETC.

5.1. <u>Deposits.</u>

All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation or otherwise as the Board or Treasurer, or any other officer of the Corporation to whom power in this respect shall have been given by the Board, shall select.

5.2. <u>Proxies with Respect to Stock or Other Securities of Other Corporations.</u>

The Board shall designate the officers of the Corporation who shall have authority from time to time to appoint an agent or agents of the Corporation to exercise in the name and on behalf of the Corporation the powers and rights which the Corporation may have as the holder of stock or other securities in any other corporation, and to vote or consent with respect to such stock or securities. Such designated officers may instruct the person or persons so appointed as to the manner of exercising such powers and rights, and such designated officers may execute or cause to be executed in the name and on behalf of the Corporation and under its corporate seal or otherwise, such written proxies, powers of attorney or other instruments as they may deem necessary or proper in order that the Corporation may exercise its powers and rights.

ARTICLE VI.
SHARES AND THEIR TRANSFER; FIXING RECORD DATE

6.1. <u>Certificates for Shares.</u>

Every owner of stock of the Corporation shall be entitled to have a certificate certifying the number and class of shares owned by him in the Corporation, which shall be in such form as shall be prescribed by the Board. Certificates shall be numbered and issued in consecutive order and shall be signed by, or in the name of, the Corporation by the Chairman, the President or any Vice President, and by the Treasurer (or an Assistant Treasurer, if appointed) or the Secretary (or an Assistant Secretary, if appointed). In case any officer or officers who shall have signed any such certificate or certificates shall cease to be such officer or officers of the Corporation, whether because of death, resignation or otherwise, before such certificate or certificates shall have been delivered by the Corporation, such certificate or certificates may nevertheless be adopted by the Corporation and be issued and delivered as though the person or persons who signed such certificate had not ceased to be such officer or officers of the Corporation.

6.2. <u>Record.</u>

A record in one or more counterparts shall be kept of the name of the person, firm or corporation owning the shares represented by each certificate for stock of the Corporation issued, the number of shares represented by each such certificate, the date thereof and, in the case of cancellation, the date of cancellation. Except as otherwise expressly required by law, the person in whose name shares of stock stand on the stock record of the Corporation shall be deemed the owner thereof for all purposes regarding the Corporation.

6.3. Transfer and Registration of Stock.

(a)	The transfer of stock and certificates which represent the stock of the Corporation shall be governed by Article 8 of Subtitle 1 of Title 6 of the Delaware Code (the Uniform Commercial Code), as amended from time to time.

(b)	Registration of transfers of shares of the Corporation shall be made only on the books of the Corporation upon request of the registered holder thereof, or of his attorney thereunto authorized by power of attorney duly executed and filed with the Secretary of the Corporation, and upon the surrender of the certificate or certificates for such shares properly endorsed or accompanied by a stock power duly executed.

6.4. Addresses of Stockholders.

Each stockholder shall designate to the Secretary the addresses at which notices of meetings and all other corporate notices may be served or delivered to him by mail or by electronic transmission, and, if any stockholder shall fail to designate such address, corporate notices may be served upon him by mail directed to him at his post-office address, if any, as the same appears on the share record books of the Corporation or at his last known post-office address.

6.5.	Lost, Destroyed and Mutilated Certificates.

The holder of any shares of the Corporation shall immediately notify the Corporation of any loss, destruction or mutilation of the certificate therefor, and the Board may, in its discretion, cause to be issued to him a new certificate or certificates for such shares, upon the surrender of the mutilated certificates or, in the case of loss or destruction of the certificate, upon satisfactory proof of such loss or destruction, and the Board may, in its discretion, require the owner of the lost or destroyed certificate or his legal representative to give the Corporation a bond in such sum and with such surety or sureties as it may direct to indemnify the Corporation against any claim that may be made against it on account of the alleged loss or destruction of any such certificate.

6.6. Regulations.

The Board may make such rules and regulations as it may deem expedient, not inconsistent with these By-Laws, concerning the issue, transfer and registration of certificates for stock of the Corporation.

6.7. Fixing Date for Determination of Stockholders of Record.

(a)	In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall be not more than sixty (60) nor less than ten (10) days before the date of such meeting. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting.

(b)   In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which date shall be not more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board. If no record date has been fixed by the Board, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board is required by the Delaware Statute, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in this State, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board and prior action by the Board is required by the Delaware Statute, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board adopts the resolution taking such prior action.

(c)   In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

ARTICLE VII.
SEAL

The Board may provide a corporate seal, which shall be in the form of a circle and shall bear the full name of the Corporation, the year of incorporation of the Corporation and the words and figures "Corporate Seal - Delaware."

ARTICLE VIII.
FISCAL YEAR

The fiscal year of the Corporation shall be December 31 of each year unless otherwise determined by the Board.

ARTICLE IX.
INDEMNIFICATION AND INSURANCE

9.1.   <u>Right to Indemnification</u>.

The Corporation shall indemnify any present or former director of the Corporation, and may indemnify any other person, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

9.2.   <u>Right to Indemnification for Actions on Behalf of Corporation</u>.

The Corporation shall indemnify any present or former director of the Corporation, and may indemnify any other person, who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

9.3.   <u>Reimbursement of Expenses</u>.

To the extent that a present or former director or officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in <u>Sections 9.1</u> or <u>9.2</u> of this <u>Article IX</u> or in defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith.

9.4.   Condition to Indemnification.

Any indemnification under Sections 9.1 or 9.2 of this Article IX (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because he or she has met the applicable standard of conduct set forth in Sections 9.1 or 9.2 of this Article IX. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (a) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (b) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (c) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (d) by the stockholders.

9.5.   Advancement of Expenses.

Expenses (including attorneys' fees) incurred by a director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding as authorized by the Board in the specific case upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Corporation as authorized in this Article IX. Such expenses (including attorneys' fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the Corporation deems appropriate.

9.6.   Non-Exclusivity of Rights.

The indemnification and advancement of expenses provided by, or granted pursuant to, this Article IX shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in official capacity and as to action in another capacity while holding such office.

9.7.   Insurance.

The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify such person against such liability under the provisions of this Article IX.

9.8.   Definition of the Corporation.

For purposes of this Article IX, references to "the Corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this Article with respect to the resulting or surviving corporation as he or she would have with respect to such constituent corporation if its separate existence had continued.

9.9.   Definitions.

For purposes of this Article IX, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the Corporation" shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he or she reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the Corporation" as referred to in this Article IX.

9.10.   Rights of Former Officers, Directors, Employees and Agents.

The indemnification and advancement of expenses provided by, or granted pursuant to, this Article IX shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

9.11.   Amendment or Repeal.

Any repeal or modification of the foregoing provisions of this Article IX shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

ARTICLE X.
AMENDMENT

Any by-law (including these By-Laws) may be adopted, amended or repealed by the vote of the holders of a majority of the shares then entitled to vote or by the stockholders' written consent pursuant to Section 2.11 of Article II, or by the vote of the Board or by the directors' written consent pursuant to Section 3.6 of Article III. If there is any inconsistency between the provisions of these By-laws and that certain Voting Agreement entered into as of April ___, 2020 by and among the Corporation and its stockholders then existing, as stockholders, as amended, restated or otherwise modified from time to time hereinafter, then the provisions of the

Voting Agreement shall prevail and these By-laws shall be deemed amended to eliminate such inconsistency automatically and without further action as it is the express intent of the stockholders that the provisions of the Voting Agreement govern and control the provisions of these By-laws.

DocuSigned by:

Patrick Kelly

A2D2BE4C805A418...

Patrick G. Kelly,
Secretary